July 3, 2018

Via EDGAR

Mr. Jim B. Rosenberg
Mr. Frank Wyman
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Athene Holding Ltd.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-37963

Dear Mr. Rosenberg and Mr. Wyman:

This letter responds to the comments set forth in the letter dated June 20, 2018 (the “Comment Letter”), to Martin Klein, Executive Vice President and Chief Financial Officer of Athene Holding Ltd. (the “Registrant”, “we”, or “our”) from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 10-K.
Set forth below are the Registrant’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Registrant’s response. Page numbers refer to page numbers of the Form 10-K for fiscal year ended December 31, 2017 filed on February 26, 2018.

Form 10-K for Fiscal Year Ended December 31, 2017
Consolidated Statements of Income, page 132

1.
Please tell us why your future policy and other policy benefits significantly exceed premiums for each year presented and why this excess does not indicate exposure to recurring future losses resulting in a premium deficiency pursuant to ASC 944-60.

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that a comparison of Future Policy and Other Policy Benefits to Premiums is not a meaningful indicator of premium deficiency for our business due to the types of contracts we sell and reinsure and the accounting models applied to those contracts.
Specifically, we primarily sell and reinsure universal life-type and investment contracts for which the policyholder funds collected are recorded as deposits directly to Interest Sensitive Contract Liabilities in accordance with ASC 944-605-25-5. The primary sources of revenue on these contracts are investment earnings, surrender charges and rider charges, none of which are recorded as Premiums on the income statement. However, a significant portion of these contracts contain guaranteed lifetime withdrawal benefit (“GLWB”) and guaranteed minimum death benefit (“GMDB”) riders, which require that we establish a liability for unearned revenue (i.e., SOP 03-1 reserve) in addition to the policyholder account balance in accordance with ASC 944-605-25-8. The accrual and release of this SOP 03-1 reserve and the corresponding rider benefits are recorded through Future Policy and Other Policy Benefits on the income statement. As a result, these contracts generate significant activity recorded through Future Policy and Other Policy Benefits with no corresponding Premium revenue recognized.
In addition, we sell and reinsure life-contingent single-premium immediate annuities (including pension risk transfer (“PRT”) annuities) for which the collection of policyholder funds is recorded as Premium revenue. For these contracts, the entire premium is received at issuance of the contract and the amount of such premium, less any deferred profit liability (“DPL”), is recorded as Premium revenue at the issuance of the contract. There are no additional premiums collected for the duration of the contract and the only Premium revenue recognized in periods beyond contract inception represents amortization of the DPL. On an ongoing basis, interest is accrued to the policyholder reserve liability, and that expense is classified within Future Policy and Other Policy Benefits. It is expected that the interest accrued to the policyholder reserve liability will exceed the amortization of the DPL and, therefore, Future Policy and Other Policy Benefits will exceed Premium revenue in most periods. The excess of Future Policy and Other Policy Benefits over Premium revenue on these contracts does not by itself indicate a premium deficiency as the investment income on the assets supporting the policyholder reserves is a significant source of revenue that is also included in the premium deficiency assessment.

Consistent with the above descriptions, the excess of Future Policy and Other Policy Benefits over Premiums is a result of the nature of our products and is not an indication of a premium deficiency. Furthermore, the Registrant performs premium deficiency / loss recognition testing on at least an annual basis in accordance with ASC 944-60, and that testing has not indicated future losses that would give rise to a premium deficiency or loss recognition.

Notes to Consolidated Financial Statements
1. Business, Basis of Presentation and Significant Accounting Policies
Summary of Significant Accounting Policies
Recognition of Revenues and Related Expenses, page 146

2.
You indicate on pages 86 and 87 in MD&A that the increase in your premium revenue and future policy and other policy benefits in 2017 was due to PRT transactions. Please describe for us your accounting treatment for these transactions including the day one and subsequent accounting recognition and measurement with reference to authoritative literature. Include any example with journal entries to illustrate. Also tell us how your current accounting policy disclosures herein and within Future Policy Benefits on page 144 incorporate your accounting policies for recording PRT transactions.

The Registrant respectfully acknowledges the Staff’s comment and advises the staff that the PRT annuities that we have issued are immediate annuities with life contingencies and accordingly follow the accounting policies described for those contracts within Future Policy Benefits starting on page 144. Further description of our accounting policy for products for which premiums are due over a significantly shorter period than the period over which benefits are provided, as is the case with PRT annuities, is included within Recognition of Revenue and Related Expenses on page 146.
Payout annuities with life contingencies, including PRT annuities, follow the limited-payment contracts model under ASC 944-20, which results in the recording of premium revenue at inception of the contract with corresponding reserves recorded through Future Policy and Other Policy Benefits. Benefit and expense reserves for limited-payment contracts are determined using the best estimate of future contract payments and expenses, discounted using the expected net investment earned rate with a provision for adverse deviation, consistent with the methodology described in ASC 944-40-30-7. Any excess of the gross premium over the reserves is recorded as a DPL through a reduction in premiums as required by ASC 944-605-25-4A.
Per your request, an example of the journal entry recorded on day one of a PRT transaction is included below. For clarity, balance sheet and income statement classification have been denoted as follows: (A) – Asset; (L) – Liability; (R) – Revenue; (E) – Expense. Also, notation was added to differentiate between benefit and expense reserves and the DPL, though both liabilities are classified within Future Policy Benefits on the balance sheet.

Day 1 Accounting Example

Gross Premium Received: $240
Benefit and Expense Reserve: $180

		Debit	Credit
Cash (A)		240
Future Policy and Other Policy Benefits (E)		180
	Premiums (R)		180
	Future Policy Benefits (L) (Benefits and Expenses)		180
	Future Policy Benefits (L) (DPL)		60

Original reserve assumptions are locked in and used in future periods in accordance with ASC 944-40-35-5. In subsequent periods, benefit and expense reserves are increased for interest (using the original discount rate assumption) and reduced for benefits and expenses paid. ASC 944-605-35-1A requires the DPL to be amortized in relation to the discounted amount of the insurance in force or expected future benefit payments, and that interest shall accrue to the unamortized balance. This is accomplished by releasing the DPL into premium revenue in proportion to the change in benefit reserves.

Per your request, an example of the journal entry recorded in subsequent periods is included below:

Subsequent Accounting Example

Benefits and Expenses Paid During Period: $9
Interest Accretion on Benefit and Expense Reserve: $3
Ending Benefit and Expense Reserve: $174

	Debit	Credit
Future Policy Benefits (L) (Benefits and Expenses)	6
Future Policy Benefits (L) (DPL)	2
Future Policy and Other Policy Benefits (E)	3
Cash (A)		9
Premiums (R) (Release of DPL)		2

* * * * * * *

We are available to further discuss these questions at the Staff’s convenience. Please contact the undersigned at (441) 279-8433 if you have any questions or would like to schedule a call to discuss.

Sincerely,

/s/ Martin P. Klein
Martin P. Klein
Executive Vice President and Chief Financial Officer

Cc:	James R. Belardi (Athene Holding Ltd.)
John Golden (Athene Holding Ltd.)
William J. Eckert IV (Athene Holding Ltd.)
Samir A. Gandhi (Sidley Austin LLP)